Issuer Free Writing Prospectus dated September 18, 2014
Supplementing the Preliminary Prospectus dated September 3, 2014
Registration Statement Nos. 333-198123 and 333-198805

Foamix Pharmaceuticals Ltd.
Pricing Term Sheet—September 17, 2014

6,700,000 Ordinary Shares

Foamix Pharmaceuticals Ltd. (the “Issuer”) has filed a registration statement (including a prospectus (the “Preliminary Prospectus”) dated September 3, 2014) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. To review a filed copy of the registration statement containing the Preliminary Prospectus, click the following link: http://www.sec.gov/Archives/edgar/data/1606645/000156761914000434/s000535x7_f1a.htm. Copies of the Preliminary Prospectus relating to this offering may also be obtained by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, ‘telephone: 1 (888) 603-5847, or by emailing: Barclaysprospectus@broadridge.com or Cowen and Company, LLC, c/o Broadridge Financial Services, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 631-274-2806, fax: 631-254-7140.

Issuer:	Foamix Pharmaceuticals Ltd.

Stock Symbol / Exchange:	FOMX / Nasdaq Global Market

Price to Public:	$6.00 per ordinary share

Ordinary Shares Offered by the Issuer:	6,700,000 ordinary shares

Option to Purchase Additional
Shares from the Issuer:	1,005,000 ordinary shares

Ordinary Shares Outstanding Immediately After This Offering:	21,475,734 shares (or 22,480,734 if the underwriters exercise in full their option to purchase additional ordinary shares)

This number has been adjusted up from 19,889,899 ordinary shares (or 20,776,263 ordinary shares if the underwriters exercise in full their option to purchase additional shares) disclosed in the Preliminary Prospectus to reflect (i) the increase in offering size of 790,909 ordinary shares (plus an additional 118,636 ordinary shares if the underwriters exercise in full their option to purchase additional shares) and (ii) an increase of 794,926 ordinary shares resulting from antidilution protection provided to holders of the Issuer’s preferred shares based on the price to the public in this offering. The preferred shares will automatically convert into ordinary shares upon the closing of this offering.

Warrants Outstanding After The Offering:	Warrants to purchase 2,238,722 ordinary shares at an exercise price of $5.04 per share

This number has been adjusted upwards from warrants to purchase 1,968,894 ordinary shares at an exercise price of $7.62 per share as disclosed in the Preliminary Prospectus due to antidilution protection provided to holders of warrants to purchase the Issuer’s preferred shares based on the price to the public in this offering. The warrants to purchase preferred shares will automatically convert into warrants to purchase ordinary shares upon the closing of this offering.

Underwriting Discount:	$2.8 million (or approximately $3.2 million if the underwriters’ option to purchase additional shares is exercised)

Net Proceeds to the Issuer (After Deducting the Underwriting Discount and Estimated Offering Expenses):	$35.7 million (or approximately $41.3 million if the underwriters’ option to purchase additional shares is exercised)

Use of Proceeds:	The proposed use of proceeds from the offering is unchanged from the Preliminary Prospectus. As such, the Issuer currently intends to use the net proceeds it receives from this offering as follows:

• approximately $20–$25 million to conduct Phase III clinical trials and other pre-launch studies, including any animal and human toxicology studies, for FMX101 for the treatment of moderate-to-severe acne;

• approximately $10–$15 million to conduct Phase III clinical trials and other pre-launch studies, including any animal and human toxicology studies, for FMX102 for the treatment of impetigo;

• up to $5 million to conduct a Phase I/II clinical trial for FDX104 for the treatment of chemotherapy-induced rashes; and

• the balance, if any, to conduct a Phase II clinical trial for FMX101 for the treatment of rosacea, for research and development of other pipeline products and for other general corporate purposes.

As disclosed in the Preliminary Prospectus, in the event that the net proceeds are insufficient to permit the Issuer to achieve these objectives, the Issuer intends to prioritize completing its Phase III clinical trials for FMX101 for the treatment of moderate-to-severe acne.

Trade Date:	September 18, 2014

Closing Date:	September 23, 2014

CUSIP:	M46135 105

Underwriters:	Barclays Capital Inc.
Cowen and Company, LLC
Oppenheimer & Co. Inc.
Maxim Group LLC

This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.